Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater", "the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

MARKET RELEASE

Sibanye-Stillwater celebrates renewable energy milestone as the Castle wind farm achieves commercial operation

Johannesburg, 1 April 2025: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) is pleased to advise that the 89 megawatt (MW) Castle wind farm (Castle), a facility dedicated to supplying renewable energy to Sibanye-Stillwater's South African (SA) operations, has achieved commercial operation. This marks a significant milestone for the Group and for South Africa's private renewable energy sector, with Castle being the largest private-offtake wind farm in operation in South Africa to date.

Located near De Aar in the Northern Cape, the project benefits from some of South Africa's best wind resources and direct access to the main transmission corridor connecting the Cape provinces to the industrial north-east of South Africa. Third-party funding for the project was secured through a 15-year build, own, operate, and transfer Power Purchase Agreement (PPA). Castle will supply the SA operations via a wheeling agreement with Eskom. Sibanye-Stillwater's early market entry secured vital grid access, avoiding current capacity constraints that limit new wind project development.

Key project benefits include:

- Cost saving relative to prevailing Eskom utility rates, resulting in a significant cost saving for our SA operations
- Expected annual renewable energy supply of 309GWh (5.5% of Sibanye-Stillwater's energy demand in South Africa)
- Reduction of 321,000t CO_2e annually (5.0% of Group scope 1 and 2 emissions) and mitigation of future, indirect carbon tax liabilities

Castle is one of four renewable energy projects with a combined capacity of 407MW currently under construction for our SA operations. Of this, 267MW of capacity is anticipated to achieve commercial operation in 2025, including 75MW from the Springbok Solar Project and 103MW from the Witberg Wind Farm (both announced on 7 December 2023). Up to a further 333MW is forecast to be completed by the end of 2026, including the 140MW Umsinde Emoyeni wind farm (announced on 30 May 2024).

The Castle consortium was led and co-sponsored by African Clean Energy Developments (ACED), with African Infrastructure Investment Managers (AIIM) IDEAS Fund and Reatile Renewables as shareholders. AIIM is a division of Old Mutual Alternative Investments (OMAI), and its IDEAS Fund is one of South Africa's largest domestic infrastructure equity funds. ACED and AIIM affiliate, Energy Infrastructure Management Services (EIMS Africa), will now manage the wind farm. Rand Merchant Bank (RMB), a division of FirstRand Bank Limited, is the sole mandated lead arranger for the project.

Neal Froneman, CEO of Sibanye-Stillwater, stated, "This milestone represents a significant advancement in providing sustainable, lower-cost power and progressing towards our goal of achieving carbon neutrality by 2040. We thank the project consortium for effectively managing the construction and start-up, securing our offtake. We will continue to drive the delivery of the balance of our renewable energy projects as a key element of our Group strategy."

About Sibanye-Stillwater
Sibanye-Stillwater is a multinational mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of a suite of metals and has interests in leading mine tailings retreatment operations.

Sibanye-Stillwater is one of the world's largest primary producers of platinum, palladium, and rhodium and is a top tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has also diversified into battery metals mining and processing and has increased its presence in the circular economy by growing its recycling and tailings reprocessing exposure globally.
For more information, refer to www.sibanyestillwater.com.

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com

LinkedIn: https://www.linkedin.com/company/sibanye-stillwater
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Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

DISCLAIMER

FORWARD LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this presentation may be forward-looking statements. Forward-looking statements may be identified by the use of words such as "will", "would", "expect", "forecast", "potential", "may", "could" "believe", "aim", "anticipate", "target", "estimate" and words of similar meaning.

These forward-looking statements, including among others, those relating to Sibanye Stillwater Limited's (Sibanye-Stillwater or the Group) future financial position, business strategies, business prospects, industry forecasts, production and operational guidance, climate and ESG-related targets and metrics, and plans and objectives for future operations, project finance and the completion or successful integration of acquisitions, are necessarily estimates reflecting the best judgement of Sibanye-Stillwater's senior management. Readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater's 2023 Integrated Report and annual report on Form 20-F filed with the Securities and Exchange Commission (SEC) on 26 April 2024 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this presentation. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).

Websites
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